Exhibit 99.1

TransAlta Reports Second Quarter 2018 Results

CALGARY, Aug. 3, 2018 /CNW/ -

Second Quarter 2018 Financial Highlights

  Funds from operations were $188 million, in line with the same period last year; and
  Free cash flow was $96 million compared to $30 million in 2017, a 220% increase.

Year-to-Date 2018 Financial and Operating Highlights

  Free cash flow increased $209 million to $334 million compared to the same period last year;
  Net debt lower by $345 million in the first six months, resulting in Net Debt / EBITDA ratio of 3.0x
  Acquired two construction ready wind projects in the United States

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported second quarter 2018 financial results that demonstrate our progress of increasing free cash flow(1), improving operating performance, reducing corporate debt, and advancing the transition to clean power generation.

Free cash flow was higher by $66 million and $209 million respectively, for the three and six months ended June 30, 2018.  During the second quarter, all generating segments, except Canadian Coal, contributed cash flow in line with or better than last year.  On a year to date basis, Canadian Coal benefitted from the one-time payment in the first quarter for the early termination of the Sundance B and C Power Purchase Arrangements ("PPAs"), as well as reduced capital requirements due to the retirement of Sundance Unit 1 and the mothballing of Sundance Units 2, 3, and 5.  Strong contributions from our Hydro and Canadian Gas segments were driven by increases in prices for power and ancillary services in Alberta.   Based on our outlook for the balance of the year, we are tracking to achieve the upper end of our free cash flow guidance of $300 million to $350 million.

Our debt repayment strategy is progressing well, and we are ahead of plan in reducing net debt and strengthening our balance sheet.  During the quarter we reduced net debt by an additional $63 million, bringing our total net debt reduction for the year to $345 million.  Subsequent to the quarter we exercised the early redemption of our $400 million 6.40 per cent bond due in 2019 with the proceeds from our off-coal bond offering of approximately $345 million at a rate of 4.509 per cent.  Since 2015 we have eliminated $1.2 billion in debt and intend to use our strong cash flow to finance the repayment of our next bond maturity due in 2020.

"Cash flows were stronger than we expected for the first half of the year due to exceptional performance from the Alberta hydro assets," said Dawn Farrell, President and Chief Executive Officer. "Subsequent to the quarter, we retired our $400 million bond and now have one of the strongest balance sheets in the industry."

Other Highlights

  Entered into a transaction to transfer the economic interest in the Lakeswind Wind Farm and solar projects located in Massachusetts, and ownership of the Kent Breeze Wind Farm, to TransAlta Renewables.  The total purchase price for this transaction was $166 million, which includes the assumption of $62 million of tax equity and debt.
  Purchased and cancelled 587,300 common shares at an average price of $6.77 per share during the first half of the year through our Normal Course Issuer Bid which commenced March 14, 2018.
  TransAlta's interest in TransAlta Renewables was reduced from approximately 64 per cent to 61 per cent as a result of TransAlta Renewables bought deal offering of 11,860,000 common shares, which were issued at $12.65 per share for gross proceeds of approximately $150 million.

Subsequent Events

  Retired the previously mothballed Sundance Unit 2 due to its relatively short useful life, small size relative to other units, and the capital required to return the unit to service.
  Exercised the early redemption of the outstanding 6.40 per cent debentures due November 2019 for approximately $425 million funded through the proceeds of the July 20th, 2018 off-coal bond offering of approximately $345 million at a rate of 4.509 per cent per annum.

Second Quarter 2018 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended		6 Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Canadian Coal	43	85	265(a)	176
U.S. Coal	18	34	45	44
Canadian Gas	62	57	127	145(b)
Australian Gas	31	32	62	63
Wind and Solar	34	42	99	110
Hydro	49	28	66	42
Energy Marketing	8	12	17	8
Corporate	(20)	(22)	(40)	(46)
Total Comparable EBITDA	225	268	641	542
a) Includes $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs.
b) Includes $34 million payment from the OEFC relating to the settlement of an indexation dispute.

  Canadian Coal: Excluding the $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs, comparable EBITDA for the three and six months ended June 30, 2018 decreased $42 million and $68 million respectively, compared to 2017.  Gross margin was negatively impacted by the expiry of the Sundance A PPA and the termination of the Sundance B and C PPAs.
  U.S. Coal: Comparable EBITDA for the quarter decreased $16 million but was flat on a year-to-date basis, compared to 2017.  The reduction in EBITDA during the quarter was primarily due to unfavorable mark-to-market positions on forward financial contracts.
  Canadian Gas: Comparable EBITDA for the three months ended June 30, 2018 increased by $5 million compared to 2017, due to higher realized margins in 2018 and cost reduction initiatives.  On a year-to-date basis, comparable EBITDA decreased by $18 million, mainly due to the $34 million contract indexation dispute settlement received in 2017, which was partially offset by higher margins received in 2018.
  Australian Gas: Comparable EBITDA for both the three and six months ended June 30, 2018 were in line with the same periods in 2017. The addition of South Hedland was largely offset by the loss of the contribution from the Solomon Power Station contract.
  Wind and Solar: Comparable EBITDA for the three and six months ended June 30, 2018 were down $8 million and $11 million respectively, compared to 2017, mainly due to the recognition of unrealized mark-to-market losses this period partially offset by favourable pricing.
  Hydro: Comparable EBITDA for the three and six months ended June 30, 2018 increased $21 million and $24 million respectively, compared to 2017, primarily due to an increase in revenues from ancillary services at higher market prices, which more than offset the lower generation.
  Energy Marketing: For the three months ended June 30, 2018 comparable EBITDA was lower compared to the same period in 2017 due to less favourable market dynamics.  Year-to-date, comparable EBITDA was up $9 million compared to 2017 reflecting a return to typical returns after weak performance in the first quarter of 2017.
  Corporate: Our Corporate overhead costs of $20 million and $40 million for the second quarter and year-to-date respectively, were reduced by $2 million and $6 million, compared to 2017, due to lower incentive payments and cost reduction initiatives.

Consolidated Earnings Review
The net loss attributable to common shareholders during the second quarter of 2018 was $105 million compared to a net loss of $18 million in 2017.  For the six months ended June 30, 2018, the net loss was $40 million compared to a loss of $18 million for the same period in 2017. The higher net loss in 2018 compared to 2017 was due primarily to lower comparable EBITDA and lower finance lease income related to the sale of the Solomon facility.

Minimal planned major maintenance capital was invested during the first two quarters of 2018, resulting in total sustaining capital for the three and six months periods ending June 30, 2018 being $48 million and $70 million lower than the comparable periods in 2017, respectively. Total capital expenditures for the year are still expected to be in line with our previous guidance of $215 to $235 million.

Operating Review
Adjusted availability for the three and six months ended June 30, 2018 were 85.8 per cent and 90.1 per cent, respectively, compared to 84.0 per cent and 86.2 per cent for the same periods in 2017.  The increase is primarily due to a reduction in the number of unplanned outages compared to the first half of 2017.

Production for the three and six months ended June 30, 2018 decreased 2,509 GWh and 4,388 GWh, respectively, compared to 2017, despite higher availability, primarily due to the Sundance units becoming merchant, which resulted in less dispatching.

Second Quarter and YTD 2018 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Adjusted availability (%)(2,3)	85.8%	84.0%	90.1%	86.2%
Production (GWh) (3)	5,198	7,707	12,370	16,758
Revenue	446	503	1,034	1,081
Comparable EBITDA	225	268	641	542
Net Earnings (loss) attributable to common shareholders	(105)	(18)	(40)	(18)
Funds from operations	188	187	506	389
Cash Flow from Operating Activities	104	63	529	344
Free Cash Flow	96	30	334	125
Net Earnings (loss) per common share attributed to common shareholders	($0.36)	($0.06)	($0.14)	($0.06)
Funds from operations per share	$0.65	$0.65	$1.76	$1.35
Free cash flow per share	$0.33	$0.10	$1.16	$0.43
Dividends declared per common share	$0.04	$0.04	$0.08	$0.04

Notes

(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Availability and production includes all generating assets (generation operations and finance leases that we operate).
(3) Adjusted for economic dispatching at U.S. Coal.

TransAlta is in the process of filing its Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, August 3, 2018, to discuss our second quarter 2018 results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Interim Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers – Second Quarter 2018 Results:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 8876455 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward looking statements including, without limitation, statements pertaining to TransAlta's business and anticipated future financial performance; our strategy, including as it relates to increasing free cash flow, improving operating performance, reducing corporate debt and advancing the transition to clean power generation; our 2018 financial outlook, including expected free cash flow and achieving the upper end of our free cash flow guidance of $300 to $350 million; utilizing strong cash flow to finance the repayment of our next bond maturity due in 2020;  and the acquisition and development of two construction ready wind farms in the US, including the satisfaction of the closing conditions pertaining to one of the wind farms.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; negative impact to our credit ratings; legislative or regulatory developments and their impacts, including as it pertains to the capacity market being developed in Alberta; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to South Hedland; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2017. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The financial outlook that is contained in this news release is being provided for the purpose of giving the reader information about management's current expectations and plans. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:http://www.prnewswire.com/news-releases/transalta-reports-second-quarter-2018-results-300691619.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2018/03/c2940.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:00e 03-AUG-18